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                                                                  EXHIBIT (a)(5)

                            [DevX Energy, Inc. Logo]

November 15, 2001

To Our Stockholders:

     I am pleased to inform you that on November 12, 2001, DevX Energy, Inc. ("DevX") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Comstock Resources, Inc. ("Comstock"), Comstock Holdings, Inc. ("Holdings"), and Comstock Acquisition Inc. ("Purchaser"). Purchaser is a wholly-owned subsidiary of Holdings, which, in turn, is a wholly-owned subsidiary of Comstock. Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of DevX's common stock for $7.32 per share, net to the seller in cash. The Offer, if successfully completed, will be followed by a merger (the "Merger") of Purchaser and DevX, with DevX as the surviving corporation. Each DevX share not purchased in the Offer will be converted into the right to receive, in cash, the price paid in the tender offer unless you have exercised your appraisal rights under Delaware law.

     Your Board of Directors has determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of DevX and its stockholders. Accordingly, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. THE BOARD RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission. Among other things, the Board considered the written opinion, dated November 7, 2001, of Friedman, Billings, Ramsey & Co., Inc., DevX's financial advisor, that the terms of the Offer and the Merger are fair, from a financial point of view, to the stockholders of DevX.

     In addition to the Schedule 14D-9 relating to the Offer, accompanying this letter is the Offer to Purchase, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. We urge you to read the enclosed material carefully.

     On behalf of the management and Board of Directors of DevX, we thank you for your continued support.

                                          Sincerely,

                                          /s/ JOSEPH T. WILLIAMS



                                          Joseph T. Williams
                                          Chairman of the Board, Chief Executive
                                          Officer,
                                            and President